SECURI 04015014 MISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 - 53453 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

THE COURTNEY GROUP, LLC

| OFFICIAL USE ONLY |
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| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

500 NEWPORT CENTER DRIVE, SUITE 580
(No. And Street)

NEWPORT BEACH, (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STUART D. APPLESON (609) 933-3012
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

SEC MAIL PROCESSING SECTION
MAR 01 2004
WASH. DC
181

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

| FOR OFFICIAL USE ONLY |
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| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

## OATH OR AFFIRMATION

I, THOMAS COURTNEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE COURTNEY GROUP, LLC, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VIKTORIYA PISETSKAYA
NOTARY PUBLIC, State of New York
No. 01PI6063786
Qualified in Kings County
Commission Expires September 10, 2005

Thomas W. Courtney Jr.
Signature

President
Title

Viktoriya Pisetskaya
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

THE COURTNEY GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

FULVIO & ASSOCIATES, L.L.P.

*Certified Public Accountants*

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

# INDEPENDENT AUDITORS' REPORT

To the Members of
The Courtney Group, LLC:

We have audited the accompanying statement of financial condition of The Courtney Group, LLC as of December 31, 2003. This financial statement is the responsibility of the company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Courtney Group, LLC as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates LLP

New York, New York
February 21, 2004

THE COURTNEY GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

## ASSETS

| | |
|---|---|
| Cash | $ 23,251 |
| TOTAL ASSETS | $ 23,251 |

## LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accrued Expenses | $ 6,250 |
| Total Liabilities | 6,250 |
| Member's Equity: | |
| Member's Equity | 17,001 |
| Total Member's Equity | 17,001 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ 23,251 |

The accompanying notes are an integral part of this financial statement.

THE COURTNEY GROUP, LLC
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2003

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Courtney Group, LLC (the "Company") was organized, as a limited liability company and commenced operation in 2002. The limited liability agreement provides for the Company to terminate on May 11, 2091, unless dissolved sooner as provided for in the limited liability company agreement.

Principal Business Activity

The Company is a registered broker with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD). The Company acts as a placement agent to entities who intend to merge or be acquired by another entity and the Company intends to broker the sale of private equity securities by targeting high net worth investors in the United States.

Financial Statement Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company receives fees for acting as a placement agent. Fees for successful placement are recognized when the transaction closes.

Income Taxes

No provision is required for federal or state taxes on the income of the Company. Under the Internal Revenue Code and similar state regulations the Company is treated as a partnership; accordingly, the income to the company is taxed to the members. The Company remains liable for New York City unincorporated business taxes. Subsequent to year end the Company will no longer be liable for New York City unincorporated business taxes, since the operations were moved to California.

## NOTE 2. NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2003 the Company had net capital of $16,891, which was $11,891 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .37 to 1.

## NOTE 3. RELATED PARTY TRANSACTION

The Company shared office space with a company related through common ownership that, for 2003, has elected to waive the rent and certain other overhead expenses that would otherwise be charged to the Company for use of office space. The affiliated has adequate resources independent of the Company to pay these expenses, and the Company has no additional obligation, either direct or indirect, to compensate a third party for these expenses.

Subsequent to year-end the Company entered into an expense sharing agreement with this related party whereby the Company will pay a share of the expenses based on a reasonable allocation of usage.